Hatteras Alternative Mutual Funds Trust
6601 Six Forks Road, Suite 340
Raleigh, North Carolina 27615

April 29, 2015

VIA EDGAR TRANSMISSION

Ms. Stephanie Hui
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

RE:	Hatteras Alternative Mutual Funds Trust (the “Trust”)
Post-Effective Amendment No. 53 to the Trust’s Registration Statement on Form N-1A
File Nos. 333-86348 and 811-21079

Dear Ms. Hui:

This correspondence responds to comments we received from you on April 7, 2015 with respect to Post-Effective Amendment No. 53 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A and each current series of the Trust (each a “Fund”).  For your convenience, your comments have been reproduced with responses following each comment.

In connection with this correspondence, the Trust, on behalf of each Fund, acknowledges that:

(1)	the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)
should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(3)	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

PROSPECTUSES

Comment 1.
In the footnote to each table regarding each Fund’s expense limitation arrangement, please add that fees waived and expenses reimbursed may only be recouped if such recoupment does not result in the Fund’s operating expenses exceeding the expense limit in place at the time of such waiver or reimbursement.

Response:
The last sentence of each footnote referenced above has been revised to read “The Advisor is permitted to recoup waived fees and expense reimbursements made during the prior three fiscal years, subject to the foregoing expense limits and the expense limits in place at the time of such waiver or reimbursement.”

Comment 2.
The summary section with respect to each Fund states that each “Fund is classified as diversified.” Please consider supplementing such statement with additional information about what it means to be a diversified fund.

Response:
The above-referenced sentences have been deleted from each summary section. The Registrant notes that more descriptive statements already exist in the response to Item 9 of Form N-1A with respect to each Fund.

Comment 3.
In the footnote to the Average Annual Total Returns table for the Alpha Fund, please clarify that the footnote applies only to the returns of the Fund’s benchmark index and not those of the Fund itself. Additionally, noting that Form N-1A states that the performance periods for the benchmark index should be the same as those of the Fund and that performance for the benchmark index might not be available for such periods, please consider whether the gaps between the start dates of such periods for the Fund and those for the index could result in such performance comparisons being misleading.

Response:
The second sentence of the above-referenced footnote has been revised to read as follows: “Since inception annualized returns for the HFRI Fund of Funds Composite Index begin on 9/30/2002, 7/31/2006, 4/30/2011 and 9/30/2011 for the since inception periods for the Fund’s No Load, Class C, Class A and Institutional Class shares, respectively.” The Advisor has also confirmed to the Registrant that it has performed an analysis of market activity during the gaps between the start dates of the performance periods for the Fund and those for the index and concluded that such performance comparisons are not misleading.

Comment 4.
On page 18, please define “MLP” where it is first used. Additionally, if MLPs are part of the Hatteras Long/Short Debt Fund’s principal investment strategy, please consider whether additional risk disclosure may be appropriate.

Response:
The requested change has been made to define “MLP” as “master limited partnership.” The Registrant notes that investments in MLPs are part of the Fund’s Multi-Strategy/Relative Value strategy, but MLPs are not themselves a principal strategy of the Fund. Consequently, the Registrant does not believe additional risk disclosure regarding MLPs would be appropriate in the Prospectus.

Comment 5.
On page 38, in the first sentence under the heading “Performance of the Managed Futures Strategies Underlying Fund,” please clarify the reference to the “Underlying Fund” which is broadly defined earlier in the Prospectus.Additionally, in the fourth paragraph of such section, the disclosure states that the fees and expenses of the Underlying Fund may be lower than those of a class of the Fund. Please add disclosure stating that the use of the expense structure of such a class would have lowered the Underlying Fund’s performance.

Response:
The above-noted reference to “Underlying Fund” has been revised to refer to the “Managed Futures Strategies Underlying Fund”. Additionally, the second sentence in the fourth paragraph of such section has been revised as follows: “The performance is shown net of the fees and operating expenses of the Underlying Fund, which may be lower than those of a class of the Managed Futures Fund; the use of the expense structure of such a class would have lowered the performance of the Managed Futures Strategies Underlying Fund.”

Statement of Additional Information (“SAI”)

Comment 6.	In the first paragraph under the heading “Control Persons and Principal Holders,” please state the effect control has on the voting rights of other shareholders.

Response:
The following sentence has been added to the above-referenced section: “A controlling shareholder of a Fund may be able to control the outcome of any proposal submitted to Fund shareholders for approval, including changes to the Fund’s fundamental policies or the terms of the management agreement with the Advisor.”

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If you have any questions regarding the above responses, please do not hesitate to contact me at (414) 765-5586 or michael.barolsky@usbank.com.

Sincerely,

/s/ Michael D. Barolsky
Michael D. Barolsky, Esq.
Vice President
U.S. Bancorp Fund Services, LLC,
as Administrator for the Trust